Fig Publishing, Inc.

335 Madison Avenue, Floor 16

New York, NY 10017

November 27, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Kathleen Krebs, Special Counsel

RE:	Fig Publishing, Inc.

Post-Effective Amendment No. 2 to Offering Statement on Form 1-A

Filed as of November 27, 2020

File No. 024-11236

Dear Ms. Krebs:

On behalf of Fig Publishing, Inc. (the “Company”), I hereby request that the U.S. Securities and Exchange Commission issue a qualification order for the above-referenced Post-Effective Amendment No. 2 to the Company’s Offering Statement on Form 1-A, filed as of November 27, 2020, so that it may be qualified by 12:00 Noon Eastern Time on Wednesday, December 2, 2020, or as soon thereafter as is practicable.

Very truly yours,

/s/ Chuck Pettid
Chuck Pettid
President